Exhibit 20.5



                         MDSI MOBILE DATA SOLUTIONS INC.

                               1998 Annual Report


In today's rapidly changing business environments, many factors are catalyzing new corporate strategies in multiple industries worldwide. Deregulation, increased competition, mergers and acquisitions, globalization, and increasing customer expectations are variously affecting enterprise business decisions. MDSI(TM) is committed to leveraging its core competencies to help companies with mobile resources develop proactive strategies to facilitate customer acquisition, retention, and service innovation. MDSI draws upon the combined strength of its Advantex(TM) product suite, expert professional services, and strategic business alliances to deliver these business alliances to deliver these business solutions successfully.

Financial Highlights

Unless otherwise stated, all dollar amounts are in Canadian dollars. (in thousands, except per share amounts and number of employees) Years ended December 31


                                                                                   1998             1997           1996
                                                                                   ----             ----           ----
Revenues                                                                       $  83,383        $  70,280      $  45,143
Gross Profit                                                                      38,794           26,921         16,822
Operating income (loss) before non-recurring charges                               7,926            6,611          3,320
Net income (loss) for the year (US GAAP)                                           5,499          (11,547)        (6,014)
Net income (loss) for the year (CDN GAAP)                                          3,281           (3,470)         1,900
Earnings (loss) per common share (US GAAP) (Diluted)                                0.82            (1.84)         (1.24)
Earnings (loss) per common share (CDN GAAP) (Basic)                                 0.50            (0.55)          0.46
Working Capital                                                                   20,871           13,655         21,380
Total Assets                                                                      56,568           40,644         45,572
Total Employees                                                                      466              378            215



More Business
-------------
Software & Services Revenue
($ millions)
-----------
98...........................$47.5
97.......................$39.4
96...............$18.4
95.........$8.6


Total Revenue
($ millions)
------------
98..............................$83.4
97......................$70.03
96................$45.1
95........$9.3


Software & Services Backlog
(1998) ($ millions)
------------------
Q4...........................$50.4
Q3........................$42.3
Q2............$28.0
Q1......$20.4

Total Backlog (1998)
($ millions)
------------
Q4.....................$65.9
Q3...........................$69.6
Q2...............$51.4
Q1.........$36.2



At Higher Margins

Gross Margins
(percentage)
98...............46.5%
97...........38.3%
96......37.3

Operating Margins
(percentage)*

98...............9.5%
97............9.4%
96.........8.1%
*Before one-time charges
(where applicable

Earnings per Share
(dollars)*
98...............$0.82
97............$0.70
96......$0.52
 *Before one-time charges
(where applicable)


In Growing Markets
Annual Software Revenue -
Field Service/Dispatch* ($ millions)
02....................................$824
01...........................$588
00.....................$420
99...............$263
98.........$162
97.....$89
96..$71
*Source: GartnerGroup, "Field
Service/Dispatch:  Get Ready for Big
Changes" September 1997 report. Reprinted with permission

Wireless Mobile Workers*
(millions)
02.....................12.0
96.....1.6
*Source: Yankee Group and Company Analysis

Letter to Shareholders

Having participated in MDSI's success since 1995, most recently as President and now as CEO, I have enjoyed being part of an incredible team that has ushered the company through its start-up phase to the established position it is in today.

MDSI is the leading provider of business applications and mobility solutions for companies in multiple vertical markets worldwide that fully integrate mobile resources into the enterprise. MDSI designs, develops implements and supports business solutions for the utility, telecommunications/cable, taxi and courier markets. We are also developing a number of emerging markets, including commercial field service, insurannce and state and local government.

Across these markets, MDSI has over 100 customers throughout 25 countries worldwide. Our success has largely been based on our unparalleled reputation for delivering quality solutions on time and budget.

I would like to take this opportunity to reflect on some of the corporate highlights of this past year, share some insights into MDSI's ongoing evolution, and demonstrate how the company, its solutions, and its customers are all growing - are all upwardly mobile.

Business Solutions Approach

At MDSI, we are constantly raising the bar for our competition. Understanding the kind of challenges that deregulation and other industry forces create for our customers, we are evolving our mobile workforce management offering into a full business solutions approach.

MDSI's  business   solutions  approach  erodes  the  boundaries  between  mobile resources and the enterprise in order to extend the enterprise to mobile resources, and draw mobile resources completely into the enterprise. This paradigm redefines mobile resources as a strategic asset to the enterprise, and broadens the scope of resources our customers need to manage.

In order to survive in today's business environment, customers need more than automated processes, more than remote database access, and more than operational benefits - they need to be able to transform the enterprise by quickly changing processes and accommodation innovation at the highest business level possible. By incorporating mobile resources as a key strategic asset, senior executives will be able to proactively define strategies that set the standards for customer acquisition, customer retention, and service enhancement and innovation.

Customers

Deregulation, mergers, acquisitions, globalization, and increasing customer expectations: these are powerful forces affecting customers in all of MDSI's targeted markets. Customers need to manage mobile resources across regional, national, and multinational boundaries; they may changes size quickly with a merger or acquisition; or they may need to rapidly roll out a new service offering to mobile workers who themselves have increasingly cross-functional responsibilities and complex information needs.

In 1998, these factors continued to galvanize international interest in our business solutions, particularly in the utility and telecommunications/cable sectors. Our leading North American position combined with successes such as Belgacom (the largest software contract in company history at C$18 million), TeleDanmark, and Meralco leave us well-positioned to strengthen our international presence. Together, these worldwide markets account for approximately two-thirds of MDSI's business. As they continue to experience unprecedented change, MDSI expects continued business within these markets will be the major driver of growth in 1999 and into 2000.

The land transportation group successfully completed the implementation of systems acquired as part of the acquisition of Spectronics Microsystems (SMS) in 1996, and also signed contracts with new customers in both taxi and courier markets. We are now in position to further capitalize on our investment in this area of the business.

MDSI continues to seek new avenues for future growth and to identify new markets that would benefit from our business solutions. In 1998, we determined a need in commercial field service organizations which focus on maintenance and repair, and in insurance companies, primarily property and caualty. In combination with efforts in state and local government, we expect these markets to contribute significant business to the company over the medium and long-term.

Products, Services, and Partners

MDSI remains committed to significant investment in research and development and dedicated to software engineering excellence. During 1998, we significantly enhanced the functionality of the Advantex product suite to ensure it continues to meet and exceed customers' business goals. Aggressive development will continue throughout 1999 as we strive for greater flexibility, scalability, and openness in terms of product functionality and solution architecture. MDSI's product evolution continues to be extremely well-received by customers, and has been instrumental in our success on many occasions.

With a renewed energy this past year to cultivate "customers for life," MDSI has expanded the scope of its professional services. MDSI services more fully encompass all aspects of a project lifecycle from initial analysis of strategic and operational objectives, solution design, project implementation, to ongoing evaluation of emerging technologies and enterprise expansion goals.

As well, we are continually aiming to enhance our customer service program. Introduced this past year, MDSI's Action Request System (MARS) is a sophisticated call management system that automatically tracks service issues from origination through to resolution. In 1999, we plan to make MARS accessible to customers via the Internet, which will allow them to easily submit service requests and immediately review request status online.

MDSI also remains focused on a hand-in-hand approach with strategic business alliances that complete and add value to our product and services programs in order that customers continually obtain the maximum from their business solution.

Financial Performance

MDSI's momentum translated into record financial performance during 1998. Our total revenues, software and services revenue, net income and earnings per share all grew in comparison to 1997. This represents the sixth consecutive year of growth in these results, excluding one-time charges to income.

For the year ended December 31, 1998, MDSI reported revenues of $83.4 million, up 18.6% from $70.3 million in 1997. Software and services revenue rose to $47.50 million, a 20.6% increase over $39.4 million recorded in 1997. Net income for 1998 was $5.5 million, or $0.82 (US$0.55) per share, an increase of 19.6% compared to $4.6 million, or $0.70 (US$0.50) per share, before one-time charges in 1997.

MDSI enters 1999 with the strongest backlog in company history at the end of a fiscal year. The software and services backlog rose to $50.4 million at December 31, 1998, a 163% increase compared to $19.2 million at December 31, 1997. Total backlog at December 31, 1998 was $65.9 million, representing a 110% increase over $31.4 million at December 31, 1997.

As a corporation,  a business solutions provider to customers who themselves are
changing  and  growing,  and  in  terms  of  financial  performance,   1998  has
unquestionably been an upwardly mobile year for MDSI.

Thank you

I would like to thank our customers for their continued belief in and support of MDSI. We have a sizable number of customers who we have partnered with over the years - the best testimony, I believe, to our corporate commitments and the ability to deliver successful business solutions.

MDSI is also committed to its people and realizes that the prosperity of any company, especially in the high technology business, is attributable in no small part to its employees. With their outstanding talent and the personal sacrifices they often make, our employees have and will continue to provide us with a necessary competitive advantage in our field.

MDSI owes it present success and exciting future to the talent and commitment at all levels throughout the organization, but the company could not have grown as it has without the immeasurable contribution of key members of the senior management team.

MDSI would like to thank Erik Dysthe who was the company's CEO from inception until November of 1998. As one of the organization's founders, Erik's vision and drive established the foundation that has let MDSI become the industry leader it is today. Erik continues in his role as Chairman of MDSI and remains active in pursuing and maintaining relationships with our international customers.

MDSI would like to acknowledge Peter Kam, the company's Vice President and Chief Scientist, who passed away last year. As the principal architect of the Advantex solution, Peter played an enormous role in MDSI's early success. We are forever grateful for Peter's years of invaluable contribution and friendship. Our thoughts remain with Peter's family.

Finally, I would like to thank you, our shareholders, for the support during the past year. We intend to continue to reward your confidence in us. MDSI is truly an upwardly mobile company, and I sincerely hope that you will share in our future achievements as we continue to grow through 1999 and in the years to follow.

Sincerely,

Ken Miller, CEO

Upwardly Mobile Corporation

With a rich history in wireless database access, computer-aided dispatching systems, and mobile workforce management solutions, MDSI personnel have been in command of "mobile data" as it has matured over the past 15 years as both concept and technology. Today, MDSI is setting the standards for business applications and mobility solutions. With its business solutions approach, MDSI is broadening the scope of mobile workforce management to reach beyond the operations level and deeper into the enterprise. By strategically including mobile resources into business processes throughout the enterprise, companies can proactively control their dynamically changing environment.

In just six years, MDSI has leveraged its core competencies and industry leading position in the North American utility industry to position the company as a leader in multiple vertical markets domestically and internationally. With major operations in the U.S., Canada, Europe, and Asia, MDSI provides business solutions worldwide to utility, telecommunications/cable, commercial field service, taxi, courier, and state and local government organizations, and is constantly assessing new market opportunities. MDSI has developed a strong revenue curve by deepening its commitment to customers in target markets, pioneering new vertical markets, expanding into new geographies, and implementing a unique cross-industry software product development strategy.

MDSI's momentum shows no signs of slowing down and the company expects to continue to grow rapidly in the foreseeable years to capitalize on the incredible opportunities the future holds. A new President and COO and a brand new, custom-designed corporate headquarters facility call attention to MDSI's belief in these opportunities and aggressive drive to continued success.

In February of 1999, Rob Cruickshank joined MDSI as President and Chief Operating Officer. With over 28 years at BC Tel (now BCT.TELUS Communications Inc.), a GTE subsidiary, Rob held several senior positions, most recently as Senior Vice President, Sales and Customer Service. Rob's extensive experience in the telephony market and in managing companies through rapid growth phases in dynamic environments will undoubtedly help MDSI direct its growth. The addition of Rob to MDSI's executive-level engine helps ensure the highest caliber senior management team is in place to further advance the company's industry leading position.

Rapid growth spurs other issues such as physical space requirements. Expansion at MDSI's corporate office alone saw the company spread between two buildings and 10 separate offices. At the end of 1998, however, MDSI welcomed the opening of an impressive three-story, 90,000 square floor building - both for its amenities as well as for the opportunity to unite more than 275 coworkers in one corporate office. The new facility provides ample room for future employees as the company continues to grow.

Upwardly Mobile Solutions

With so many major customers in various markets, MDSI brings to all its business solutions a great depth of experience and, while it has competitors in each of its primary markets, no single firm opposes MDSI in all sectors. By uniquely leveraging its core competencies in this way, MDSI is exposed to a wide knowledge base and a greater understanding of the trends and best practices in multiple industries worldwide.

MDSI's business solutions approach is continuously fuelled by customer requirements, global industry trends in multiple vertical markets, and information technology advances. These factors drive the evolution of the Advantex product suite, MDSI's services offering, and the company's strategic alliances with "best of breed" business partners.

Products

Advantex is progressively engineered to be a leading edge product suite that addresses the specific needs of our target markets, and solves the unique strategic and operational challenges of individual companies within each market. The product suite comprises our business applications tailored for each vertical market, as well as wireless connectivity solutions.

Advantex products are designed with the flexibility for easy integration into customers' information technology infrastructures - now and as their businesses continue to evolve. Advantex is scalable (for companies of almost any size and to facilitate enterprisewide expansion), modular (so companies can choose the functionality that best complements enterprisewide requirements), configurable (so solutions are easily adapted to any company's business rules), upgradeable (to facilitate our "customer for life" philosophy), and accessible because it uses open, industry standards (easily incorporating and interfacing to available and emerging "best of breed" technologies).

By effectively managing mobile resources, MDSI's business solutions allow companies to realize both tangible and intangible benefits at an operational level, including lower operating costs, increased productivity, and improved customer service. Key features include appointment scheduling, automatic order distribution, and real-time, wireless access to corporate information from the field.

In addition, MDSI's business solutions identify mobile resources as an asset strategic to the enterprise, and allow companies to enhance and innovate business processes proactively for a competitive advantage. Key features include enterprise scheduling and tracking of people and equipment across various functional areas, an operations datamart against which comprehensive reports on significant customer information and operational statistics can be generated, real-time wireless connectivity that extends the enterprise to mobile resources and brings mobile resources into the enterprise, and a transaction broker that extends information from disparate enterprise systems to the field as the roles of mobile resources are becoming increasingly complex and information needs are changing accordingly.

Services

Implementing enterprisewide business solutions that achieve strategic and operational goals is a considerable challenge. Once implemented, however, these business solutions not only provide the power of productivity but also the flexibility to reengineer business processes well into the future.

MDSI maintains a "customer for life" philosophy - a long-term partnership committed to customers and their goals, now and for the future. This approach means a commitment to the highest level of customer care, which encompasses all aspects of a customer's business solution on an ongoing basis.

With unrivaled in-house expertise in the mobile environment, MDSI offers professional services at every stage of a project lifecycle. From pre-planning and evaluation, to design, development, and implementation, through post-implementation review, and ongoing maintenance and support, MDSI focuses on our customer's long-term success.

With the mission-critical nature of enterprisewide business solutions, MDSI's customer service and support is essential to maintain efficient customer operations and ongoing customer satisfaction. Our comprehensive package of services is one of the key differentiating factors in our total solution delivery. Regardless of geographic location, our customer service engineers and account managers around the world are available to provide assistance 24 hours a day, seven days a week.

Partners

MDSI's "hand-in-hand" approach to business partners motivates key alliances with "best of breed" companies who complete and add value to our business solutions. MDSI maintains relationships with complementary software partners, integration partners, and solution component partners (networks, hardware (mobile and server) ), to meet customers' unique business requirements, for the most appropriate system functionality, integration requirements, implementation strategies, and future growth.

With these product, service and partner programs, MDSI business solutions offer customers a "living" technology platform that solves immediate needs and accommodates future innovation and expansion at the most strategic level in the organization.

Upwardly Mobile Customers

Doing business in today's complex world means facing incredible challenges and opportunities. Across all of MDSI's markets, numerous forces are accelerating investment in business applications and mobility solutions. Deregulation, increased competition, mergers and acquisitions, globalization and increasing customer expectations for superior service are all contributing to a growing demand for, and increased expectations of, our solutions.

MDSI is well-positioned to help customers successfully navigate their rapidly changing business environments and achieve their strategic objectives of customer acquisition, customer retention and product and service innovation. The proven quality of our industry leading products, the professional services to guide a project through all of its phases, and the ability to provide complete solutions that integrate seamlessly with enabling and complementary technologies are all factors that distinguish MDSI from the competition.

Another important element, however, clearly sets us apart from others: a track record of success that is unparalleled in the industry. That MDSI boasts over 100 customers in 25 countries worldwide inspires those who do business with us - and those who may be thinking of doing the same - with a great deal of confidence.

Utility

Sample Customer List:
Pacific Gas & Electric
British Gas
Manila Electric Company (Meralco)
American Electric Power
San Diego Gas & Electric
Michigan Consolidated Gas

The utility market is surrendering to the forces of deregulation on a global scale. Previously, utility companies had little or no competition in their service areas, so they were not driven to focus on customer service issues. In addition, new operational expenses were passed on to the consumer in the form of rate increases. These practices are no longer acceptable as companies look to enhance their competitive position by proactively developing strategies for customer retention, customer acquisition, and product and service innovation... In the past, organizations were chartered to deliver specific products and services; in a deregulated environment, they are now free to choose what to provide for customers. From power generation, to end-user delivery, or even forays into telecommunications services, companies in the worldwide utility industry continue to reinvent themselves against a rapidly changing landscape.

When MDSI began operations, its original focus was to be the pre-eminent provider of business applications and mobility solutions to the North American utility district (electric, gas, and water). The company has been indisputably dominant in its core business and has the largest installation base among competitors to prove it. Over the years, as competitive pressures in the utility industry have intensified, MDSI has expanded its leadership position both domestically and internationally. Today, MDSI's enviable customer base includes over 60 organizations such as Pacific Gas & Electric (1,300 mobile workers), British Gas (+6,000 mobile workers), Michigan Consolidated Gas (1,000 mobile workers), and Manila Electric Company, or Meralco (the Philippines second biggest company, by gross revenue). MDSI has enjoyed tremendous success in meeting the growing demand in the uti8lity industry worldwide and anticipates industry forces will continue to fuel momentum for business solutions that strategically integrate mobile resources for a competitive advantage.

Telecommunications/Cable

Sample Customer List:
AT&T Wireless Services
Belgacom
Cox Communications
Cablevision Systems
TeleDanmark
Citizens Communications

Government legislation around the world continues to dramatically change he telecommunications market, exposing former monopolies to new competitive pressures. With the forces of competition set in motion, companies are seeking new ways to retain and attract new customers and to introduce new products and services into the marketplace. The need for these companies to differentiate clearly their products and services from the competition becomes even more urgent as traditional market lines continue to blur. Telecommunications and cable companies are vying for an array of product offerings that include cable television, Internet service, high speed data, and telephone services; in more instances, companies are offering converged services (e.g., local, long distance and wireless telephony, cable, and Internet over the line).

The realignment of the regulatory environment has created opportunities for enabling business applications and mobility solutions as companies look to information technology to meet strategic business objectives. MDSI has enjoyed tremendous success in the telecommunications and cable industries since exploding onto the scene only a few years ago. Annual bookings soared in 1998 by over 100% compared to 1997 as Advantex-Telecommunications entrenched itself as the solution of choice both at home and internationally. Major customers in the telecommunications arena include AT&T Wireless Services (1500 mobile workers), Belgacom (4,000 mobile workers), and TeleDanmark (2,000 mobile workers). IN the cable segment, five of the seven largest multi-system operators (MSOs) in North America have selected MDSI for its solution offering. Across both markets, MDSI expects its impressive, hard-earned track record will continue to propel even greater demand from increasingly larger organizations worldwide.

Land Transport

Sample Customer List:
Radio Taxis of London
DHL Worldwide Express
Copenhagen Taxis
TNT Worldwide Express
City Cab Singapore

To date in the land transport market, MDSI has primarily focused on satisfying the needs of key existing customers; now that we have successfully achieved our goal, the company is focusing on how best to take advantage of the substantial opportunities that the worldwide taxi and courier markets offer. Current customers include Radio Taxis of London (2,000 vehicles), DHL Worldwide Express (multiple countries throughout Europe, the Middle East, and Asia), CityCab Singapore (4,400 vehicles), and TNT Worldwide Express (900 vehicles).

Emerging Markets

Sample Customer List:
NCR Corporation
North Carolina State Highway Patrol
State of Ohio

While MDSI expects near-term growth to continue to be fueled chiefly by core markets, we expect significant contributions from targeted emerging markets over the long-term. These worldwide markets include commercial field service, which comprises any maintenance and repair organization (e.g., for ATMs, point-of-sale machines, elevators, and office equipment); insurance and financial services, primarily property and casualty carriers; and state and local government such as police, fire, and ambulance. The commercial field service market represents the greatest opportunity, and is also the most competitive. The insurance market is an excellent fit; like the utility and telecommunications segments, it is a deregulating industry comprised of large companies. And the market for state and local governments is becoming increasingly attractive duel in large part to increased funding of public safety services.

Convergence at Cox Communications

Technological evolution, deregulation, and increased competition across industries are leading many companies to diversify their product and service offerings. This diversification increases the number of work order types and adds complexity to the effective management of field resources.

The trend toward converged services is leading to some significant changes, particularly in mobile workforces. Today, in general, mobile workers tend to be highly specialized but, with this trend, many companies are cross-training field resources to perform more than one type of work.

Cox communications (Cox), one of the largest cable television operators in the United States, with more than 3.8 million customers, is an industry leader that has quickly become one of the most successful providers of convergent services. Cox has expanded its traditional cable service offerings to include local and long-distance telephone services, high-speed Internet access, commercial voice and data services, and advanced digital video programming services.

Mike Riddle, Director, Applied Technology, Cox Communications, comments: "Cox is proud to offer expanded services to its customer base, but simply offering a wide range of services quickly, efficiently, and conveniently is!"

To achieve this goal, Cox has designed an enterprisewide information systems strategy aimed at maximizing customer value and convenience while minimizing internal operating costs. As an integral component of this strategy, Cox contracted MDSI to implement its Advantex-Telecommunications mobile workforce management solution.

Cox chose Advantex-Telecommunications because the capabilities inherent in the solution today as well as its future product direction complement both tactical and strategic needs. The corporate strategy outlined the need for a scalable, object-oriented solution with the ability to support enterprisewide information technology initiatives and the increasing complexity of delivering additional products and services. Additionally, the new solution had to be open in order to communicate and share information with other enterprise databases, thereby developing a sophisticated network that can be extended to the field via digital radio technology.

Additional services have resulted in a growing number of work order types that must be differentiated accordingly. "Complex orders", single work orders generated for one customer location that contain multiple tasks,. Have added new dimensions to the effective management of service delivery. Complex orders may call for a myriad of services such as Internet installation, cable maintenance, or long-distance service activation.

With Advantex-Telecommunications, complex work orders are viewed as single work orders that require a multi-skilled field technician, or Super-tech, with the necessary skills to complete each task. If no field technician is available with the required skills, Advantex-Telecommunications will break down the order into multiple tasks and optimally manage each requirement individually.,

When fully implemented, Advantex-Telecommunications will automate the activities of 2500 field technicians across nine major operating regions throughout Cox Communications, Advantex-Telecommunications provides Cox with a solution that not only meets current business requirements, but also has the flexibility tyo address future opportunities as the marketplace evolves.

PG&E Battles Mother Nature

One of North America's largest utilities, Pacific Gas & Electric Company (PG&E) provides gas and electricity service to more than 13 million people in over 20 communities throughout northern and central California. In total, the company has approximately 21,000 employees to service an area that spans approximately two-thirds of the state.

PG&E and MDSI have been partners since late 1996, when MDCI was selected to implement a large scale, enterprisewide business solution. Over the course of a year, the Advantex-Utility system was rolled out to four call centers (consolidated from 31 prior to the project), which currently feed 13 dispatch centers and PG&E's 1300-member workforce.

On Wednesday, April 22, 1998, a massive 700-foot wide landslide severed two high pressure gas transmission lines near Salinas, California, and disrupted gas service to more than 65,000 residents in Santa Cruz County.

According to engineers and consulting soil and geological experts, the landslide was a result of heavy El Nino rains that swept the area this past winter.

Headquartered in San Francisco, PG&E quickly mobilized a general construction crew to work throughout the evening. The crew reconnected a "shoo-fly" bypass line to one of the severed lines, but not before the residual gas had run out in both lines and more than 65.000 PG&E customers had lost service

In order to best coordinate the enormous undertaking of restoring service to its customers, PG&E set up a temporary dispatch center in the "storm room" of its dispatch center in Santa Cruz. Ron Bispo, Operations Team Lead at PG&E, explains, "The morning of the landslide, we centered our emergency operations in the storm room and focused on the restoration strategy. System administrators worked swiftly to set up workstations and load MDSI's Advantex-Utility."

With a fully operational dedicated system, PG&E effectively coordinated the efforts of an emergency workforce of approximately 780 skilled field service representatives. Throughout the project, Advantex-Utility brokered a constant flow of real-time wireless communication between the storm room and the mobile workforce. Over the next four days, emergency crews were intensively managed as they swept the affected area. Service in critical facilities such as hospitals and schools was restored first. From the dispatch center, the PG&E team closely monitored the progress in real-time as technicians worked with one customer after another.

This was the largest gas restoration project that PG&E had mounted since the infamous 1989 Loma Prieta earthquake rocked the area while millions were tuned in to watch Major League Baseball's All Star Game at Candlestick Park. The earthquake damaged 40% of the utility's gas distribution in Santa Cruz on this occasion, the Salinas landslide affected close to 95% of the same system

With a dedicated team and a well-executed emergency strategy that included Advantex-Utility, PG&E incredibly restored gas service in less than a week to all but a handful of its customers. Throughout the process, the real-time exchange of information kept everyone involved in managing the crisis abreast of all activities in the field and facilitated a highly organized operation. Well done PG&E!

Consolidated Financial Statements

Readers are encouraged to review the complete audited financial statements, the Report of Independent Auditors thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Form 10-K as filed with the United States Securities and Exchange Commission. Readers wishing to review the equivalent documents presented in accordance with Canadian generally accepted accounting principles are encouraged to review the Company's Annual Strategy Report. Copies of these documents may be obtained by contacting Investor Relations at the Company's head office.

The differences between Canadian and United States generally accepted accounting principles as they apply to MDSI are to be found in Note 16 of the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The consolidated statements of operations herein summarizes the impact of these differences on earnings and earnings per share. Generally, acquired research and development must be written off under United States generally accepted accounting principles whereas Canadian generally accepted accounting principles typically require capitalization and amortization of these costs over the estimated useful life of the intangible asset. In addition, the basis for the calculation of earnings per share under the two regimes are precisely defined and can produce different results.

Auditor's Report

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of MDSI Mobile Data Solutions, Inc. as of December 31,1 998 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1998 and in our reports dated February 25, 1999, we expressed an audit opinion on those consolidated financial statements. In our opinion. The information set forth in the accompanying financial schedules is fairly stated in all material respects in relation to the consolidated financial statements form which they have been derived.

Deloitte & Touche LLP
Chartered Accountants
Vancouver,
British Columbia
February 25, 1999

Consolidated Balance Sheets

Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles (EXPRESSED IN CANADIAN DOLLARS) At December 31,



                                                                                    1998                1997
                                                                          --------------------- ----------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                          $ 6,136,711           $    110,711
Accounts receivable, net
   Trade                                                                            18,776,551             15,256,202
   Unbilled                                                                         12,778,398              9,604,060
Work in progress                                                                     1,377,228              1,451,662
Prepaid expenses                                                                     3,863,738              1,647,748
Deferred income taxes                                                                1,220,350              2,096,544
Current portion of lease receivable                                                    560,478                      -
                                                                          --------------------- ----------------------
                                                                                    44,713,454             30,166,333

LEASE RECEIVABLE                                                                       845,889                      -
CAPITAL ASSETS, NET                                                                  5,687,543              4,291,755
INTANGIBLE ASSETS, NET                                                               5,321,470              6,185,926
                                                                          --------------------- ----------------------
TOTAL ASSETS                                                                       $56,568,356           $ 40,644,014
                                                                          --------------------- ----------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                                               $ 7,698,324           $  3,936,501
    Accrued liabilities                                                              4,080,392              6,488,755
    Income taxes payable                                                             2,442,571              1,864,662
    Deferred revenue                                                                 8,370,664              3,985,261
    Current portion of long-term debt                                                  377,332                215,454
    Current obligations under capital lease                                            872,917                 20,621
                                                                          --------------------- ----------------------
                                                                                    23,842,200             16,511,254

OBLIGATIONS UNDER CAPITAL LEASES                                                     1,907,037                      -
LONG-TERM DEBT                                                                               -                296,324
                                                                          --------------------- ----------------------
TOTAL LIABILITIES                                                                   25,749,237             16,807,578
                                                                          --------------------- ----------------------

STOCKHOLDERS' EQUITY
    Common stock
        Authorized:
           Unlimited common shares with no par value Issued:
            1998:  6,562,088 shares;
            1997:  6,459,725 shares                                                 44,637,778             43,154,039
     Treasury stock (13,475 shares)                                                   (122,743)              (122,743)
      Deficit                                                                      (13,695,916)           (19,194,860)
                                                                          --------------------- ----------------------
                                                                                    30,819,119             23,836,436
                                                                          --------------------- ----------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $56,568,356           $ 40,644,014
                                                                          --------------------- ----------------------


Consolidated Statements of Operations

Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles (EXPRESSED IN CANADIAN DOLLARS) Years Ended December 31,



                                                                                 1998              1997              1996
                                                                        -------------------- ----------------- -----------------
REVENUE
Software and services                                                         $47,497,292       $39,358,386       $18,387,600
Terminals and infrastructure                                                    8,385,099        10,645,596         8,708,078
Third party products and services                                              19,513,884        16,676,557        15,227,463
Maintenance and support                                                         7,986,579         3,599,640         2,819,429
                                                                        -------------------- ----------------- -----------------
                                                                               83,382,854        70,280,179        45,142,570

DIRECT COSTS                                                                   44,589,107        43,358,975        28,320,887
                                                                        -------------------- ----------------- -----------------
GROSS PROFIT                                                                   38,793,747        26,921,204        16,821,683
                                                                        -------------------- ----------------- -----------------
OPERATING EXPENSES
   Research and development                                                     9,894,101         6,539,841         4,356,884
   Sales and marketing                                                         13,422,494        12,070,517         5,688,455
   General and administrative                                                   6,686,231         6,088,499         3,124,748
   Amortization of intangible assets                                              864,456           837,163           331,411
   Restructuring costs                                                                  -         1,145,152                 -
Acquired research and development                                                       -        10,002,982         8,523,363
                                                                        -------------------- ----------------- -----------------
                                                                               30,867,282        36,684,154        22,024,861
                                                                        -------------------- ----------------- -----------------
OPERATING INCOME (LOSS)                                                         7,926,465        (9,762,950)       (5,203,178)

OTHER INCOME                                                                      162,371           535,089           113,664
                                                                        -------------------- ----------------- -----------------
INCOME (LOSS) BEFORE TAX PROVISION                                              8,088,836        (9,227,861)       (5,089,514)

PROVISION FOR INCOME TAXES                                                     (2,589,892)       (2,319,175)         (924,615)
                                                                        -------------------- ----------------- -----------------

NET INCOME (LOSS) FOR THE YEAR                                                 $5,498,944     $ (11,547,036)      $(6,014,129)
                                                                        -------------------- ----------------- -----------------
NET INCOME (LOSS) FOR THE PERIOD:
  US GAAP                                                                      $5,498,944     $ (11,547,036)      $(6,014,129)
   Acquired research and development                                                    -        10,002,982         8,523,363
   Amortization of intangible assets                                           (2,218,434)       (1,926,169)         (608,814)
                                                                        -------------------- ----------------- -----------------

   CANADIAN GAAP                                                               $3,280,510      $ (3,470,223)       $1,900,420
                                                                        -------------------- ----------------- -----------------
EARNINGS (LOSS) PER COMMON SHARE:
    Canadian Basic                                                                  $0.50            $(0.55)            $0.46
                                                                        -------------------- ----------------- -----------------
    US Diluted                                                                      $0.82            $(1.84)           $(1.24)
                                                                        -------------------- ----------------- -----------------
WEIGHTED AVERAGE SHARES OUTSTANDING
     Canadian Basic                                                             6,504,188         6,261,001         4,158,991
     US Diluted                                                                 6,722,823         6,261,001         4,855,479
                                                                        -------------------- ----------------- -----------------


Consolidated Statements of Stockholders' Equity

Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles (EXPRESSED IN CANADIAN DOLLARS)




                                  Common Stock
                                                            Special        Treasury
                              Shares         Amount           Warrants         Stock       Deficit          Total
                            ----------   -------------     ------------ -------------- --------------- -------------
Balance,
January 1, 1996              3,988,387    $2,315,000       $       -     $ (122,743)     $(1,633,695)    $  558,562

Issued on exercise of
  stock options                 19,890       210,117               -              -                -        210,117
Issue of special
  warrants                           -             -       3,925,100              -                -      3,925,100
Issued on conversion
  of debentures                144,754       797,000               -              -                -        797,100
Issued on conversion
  of notes payable              55,263       882,753               -              -                -        882,753
Issued on public offering    1,495,000    26,476,306               -              -                -     26,476,306
Net loss for the year                -             -               -              -       (6,014,129)    (6,014,129)
                            ----------   -------------     ------------ -------------- --------------- -------------
Balance
December 31, 1996            5,703,294    30,681,176       3,925,100       (122,743)      (7,647,824)    26,835,709

Issued on exercise
  of stock options             107,010     1,275,842               -              -                -      1,275,842
Issued under Stock
  Purchase Plan                 21,671       343,843               -              -                -        343,843
Issued on acquisition
  of Alliance                  347,750     6,928,078               -              -                -      6,928,078
Issued on conversion
  of special warrants          280,000     3,925,100      (3,925,100)             -                -              -
Net loss for the year                -             -               -              -      (11,547,036)   (11,547,036)
                            ----------   -------------     ------------ -------------- --------------- -------------
Balance,
December 31, 1997            6,459,725    43,154,039               -       (122,743)     (19,194,860)    23,836,436


Issued on exercise
   of stock options             32,844       448,944               -              -                -       448,944
Issued under Stock
  Purchase Plan                 17,919       303,395               -              -                -       303,395
Issued on conversion
  of special warrants           51,600       731,400               -              -                -       731,400
Net income for the year              -             -               -              -        5,498,944     5,498,944
                            ----------   -------------     ------------ -------------- --------------- -------------
Balance,
December 31, 1998            6,562,088   $44,637,778        $      -      $(122,743)    $(13,695,916)  $30,819,119



Consolidated Statements of Cash Flows


Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles (EXPRESSED IN CANADIAN DOLLARS) Years Ended December 31,




                                                                            1998                  1997              1996
                                                                     ------------------   ------------------ ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss) for the year                                       $  5,498,944          $(11,547,036)     $ (6,014,129)
  Items not affecting cash:
    Depreciation and amortization                                         2,237,201             2,478,332         1,031,952
    Deferred income taxes                                                   147,321               454,513           924,615
    Acquired research and development                                             -            10,002,982         8,523,363
    Changes in non-cash operating working capital items                  (1,997,751)          (14,847,491)       (6,141,234)
                                                                     ------------------   ------------------ ------------------
  Net cash provided by (used in) operating activities                     5,885,715           (13,458,700)       (1,675,433)
                                                                     ------------------   ------------------ ------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares                                               1,483,739             1,619,685        26,686,423
  Repayment of long-term debt                                              (134,446)           (3,295,348)         (346,200)
  Repayment of notes payable                                                      -              (428,424)       (8,214,874)
  Proceeds from special warrants                                                  -                     -         3,925,100
  Proceeds from (repayment of ) capital leases                            1,560,119               (53,856)          (46,519)

  Net cash provided by (used in) financing activities                     2,909,412            (2,157,943)       22,003,930
                                                                     ------------------   ------------------ ------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of MDSI UK                                                          -                     -        (1,089,973)
  Acquisition of Alliance                                                         -            (1,892,426)                -
  Acquisition of capital assets                                          (2,768,533)           (2,587,833)         (953,304)
                                                                     ------------------   ------------------ ------------------
  Net cash used in investing activities                                  (2,768,533)           (4,480,259)       (2,043,277)
                                                                     ------------------   ------------------ ------------------
NET CASH INFLOW (OUTFLOW)                                                 6,026,594           (20,096,902)       18,285,220

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                110,117            20,207,019         1,921,799
                                                                     ------------------   ------------------ ------------------
CASH AND CASH EQUIVALENTS, END YEAR                                      $6,136,711           $   110,117      $ 20,207,019
                                                                     ------------------   ------------------ ------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash payments for interest                                             $  140,475           $   182,513       $    93,648
                                                                     ------------------   ------------------ ------------------
  Cash receipts for interest                                             $  147,420           $   344,697       $         -
                                                                     ------------------   ------------------ ------------------
  Cash payments for taxes                                                $  224,667           $   417,701       $    10,227
                                                                     ------------------   ------------------ ------------------




Corporate Information



DIRECTORS                                     OFFICERS                                OFFICES
---------                                     --------                                -------
Erik Dysthe                                   Erik Dysthe                             CORPORATE OFFICE
Chairman                                      Chairman
MDSI                                                                                  10271 Shellbridge Way
                                                                                      Richmond, BC
Kenneth R. Miller 2                           Kenneth R. Miller                       Canada V6X 2W8
Chief Executive Officer                       Chief Executive Officer
MDSI
                                              Robert Cruickshank                      Telephone
Gerald F. Chew 1,2,3                          President & Chief Operating Officer     (604) 207-6000
Executive Vice President
Ancora Capital & Management Group, LLC        Verne Pecho                             Facsimile
                                              Vice President                          (604) 207-6060
Bruno Ducharme 1,3                            Finance and Administration
President & Chief Executive Officer           & Chief Financial Officer               Web Site
Telesystem International                                                              www.mdsi-advantex.com
Wireless Services Inc.                        James R. Dalbey
                                              Senior Vice President
Robert C. Harris, Jr. 2,3                     International                           USA OFFICE
Senior Managing Director
Bear Streams & Co. Inc.                       Robert Campbell                         One Pierce Place
                                              Vice President,                         Suite 100W
Terrence P. McGarty 1,3                       Telecommunications/Cable                Itasca, Illinois
President                                                                             USA 60143
Zepher Telecommunications                     Brent James
                                              Vice President,
John T. McLennan 3                            Marketing & Business Development        UK OFFICE
President
Jenmark Consulting Inc.                       Douglas Engerman,                       Bar Hill Business Park
                                              Vice President                          Saxon Way, Bar Hill
Marc Rochefort 3                              Utility                                 Cambridge
Partner                                                                               United Kingdom
Desjardins Ducharme                           Glenn Kumoi                             CB3 8SL
Stein Monast,                                 General Counsel
Barristers & Solicitors
                                              M. Greg Beniston,
                                              Vice President, Legal &
                                              Corporate Secretary

                                              Geoffrey Engerman
                                              Vice President
                                              US Operations

                                              Tommy Lee
                                              Vice President,
1 Audit Committee                             Product Development
2 Compensation Committee
3 Corporate Governance Committee              Simon Backer
                                              Vice President
                                              Transportation &
                                              Custom Engineering

                                              Ronald Toffolo
                                              Vice President,
                                              Human Resources


Investor Information

Auditors                               Investor Relations

Deloitte & Touche LLP                  For  additional  copies of this report,
Chartered Accountants                  for the Canadian Annual Statutory Report,
Vancouver, Canada                      for the Annual Report on Form 10-K as
                                       filed with the United States Securities
                                       and Exchange Commission, for Quarterly
                                       Reports, or for further information,
                                       please  contact MDSI Investor Relations:

Legal Counsel                          Shareholder's Line:
Dorsey & Whitney LLP                   1-800-665-4789
Seattle, USA
                                       Telephone:
                                       604-207-6000, ext. 6300
Reid & Company
Barristers & Solicitors                Facsimile:
Vancouver, Canada                      604-207-6060

                                       E-mail:
                                       Ir@mdsi.bc.ca


Transfer Agents and Registrars         Annual Meeting

Montreal Tryst Company of Canada       MDSI's Annual General Meeting will take
Vancouver, Toronto, Canada             place at 10:00am, Thursday, May 6, 1999
                                       at the Four Seasons Hotel, 791 West
                                       Georgia Street, Vancouver, BC.
The Bank of Nova Scotia Trust
Company of New York
New York, USA

Common Shares

MDSI common shares are traded on the following markets:

Nasdaq:   MDSI
The Toronto Stock Exchange:  MMD
Montreal Exchange:  MMD